800 Nicollet Mall

Minneapolis, MN 55402

October 8, 2013

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-06880

Dear Ms. Hayes:

Set forth below are the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter, dated September 24, 2013, regarding the above-referenced document.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Exhibit 13. Annual Report

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations

Operational Risk Management, page 52

1.	We note that you manage risk through a risk management framework and that the Risk Management Committee assesses the most significant risks and enterprise risk management personnel establish policies and interact with business lines. Please describe the process/structure for reporting limit breaches in operational risk management as well as in your other risk management areas. The discussion should address how the information flows up to the Risk Management Committee and board of directors and how quickly breaches are reported.

The Board of Directors has approved a risk appetite statement and framework for the Company which defines acceptable and unacceptable levels of risk taking, including risk limits, and establishes the governance and oversight activities over risk management and reporting. Compliance with the statement is monitored by the Board and the Company’s Executive Risk Committee.

usbank.com

Ms. Suzanne Hayes

Securities and Exchange Commission

October 8, 2013

Within this framework, the Company has established specific qualitative and quantitative risk principles and limits for monitoring risk performance across all risk types, including operational, credit, market, compliance and financial risk. The Company’s risk management governance approach is designed to ensure clear lines of risk management accountability and a structured escalation process for key risk information. The Company has centralized corporate-level risk management functions, which provide oversight, credible challenge, advice, monitoring, testing, and reporting with respect to the Company’s risk management performance.

Business line management is also required to report on their business line’s management of operational risk. Business line management is responsible for resolving escalated matters, and keeping the Company’s operating, executive, and Board committees informed of the status of such matters. In addition, enterprise risk management personnel are also expected to promptly escalate known instances where a risk limit has been exceeded.

The Risk Management Committee of the Board of Directors formally discusses with management the Company’s risk management performance quarterly. The discussion covers the status of existing matters, areas of potential future concern, and specific information on certain types of loss events. The discussion also covers quarterly reports by management assessing the Company’s performance relative to the risk appetite statement and the associated risk tolerance limits, including quantitative and qualitative metrics. Matters of material risk would be escalated to the Board of Directors more frequently than the quarterly discussion.

Line of Business Financial Review, page 61

2.	Please revise your future filings to disclose your methodology for allocating the provision for credit losses among your lines of business. Please also explain whether your loan portfolio classes are aligned with specific lines of business (segments) or whether they are allocated across segments. In this regard, we note in your discussion of current year results for your Wholesale Banking and Commercial Real Estate segment, that the increase in net income was primarily driven by a lower provision for credit losses due to lower net charge-offs and a reduction in the reserve allocation. However, the current year provision reported for this segment significantly differs from the provision allocated to your Commercial and Commercial Real Estate portfolio classes as disclosed in Note 5.

The Company’s business units and related lines of business (segments) are based on the specific distribution channels through which products and services are provided to customers. As a result, a particular loan portfolio class may have balances included in more than one business segment. Loan balances, and the related allowance for credit losses and provision expense, are allocated to the respective business segment results based on the specific distribution channel that manages the customer relationship. While the majority of commercial and commercial real estate loan balances, and the related allowance for credit losses, are included in the Wholesale Banking and Commercial Real Estate business segment, commercial and commercial real estate loan products are also provided to and managed by other business segments.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 8, 2013

For 2012, the estimated allocation of provision expense related to the commercial and commercial real estate loan portfolio classes to the Company’s business segments was as follows:

(Dollars in millions)	Provision Expense
Business Segment
Wholesale Banking and Commercial Real Estate	$1
Consumer and Small Business Banking	81	(a)
Wealth Management and Securities Services	10
Payment Services	101	(b)
Treasury and Corporate Support	(8)

Total for Commercial and Commercial Real Estate Loan Portfolio Classes	$185

(a)	Primarily relates to small business banking and consumer banking commercial real estate loans.
(b)	Primarily relates to business credit cards managed by the Company’s payment services business unit.

The Company will revise the Line of Business Financial Review discussion of its Management Discussion and Analysis in future filings to disclose its methodology for allocating its allowance for credit losses and related provision expense to its business segments similar to the following:

“Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the lines of business based on the related loan balances managed.”

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The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 or by fax at (612) 303-4801.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

Ms. Suzanne Hayes

Securities and Exchange Commission

October 8, 2013

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer

Andrew Cecere, Vice Chairman and Chief Financial Officer

James L. Chosy, Executive Vice President and General Counsel